UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 28 September 2019, London UK

GSK presents new data showing promising anti-tumour activity with GSK3359609, an ICOS receptor agonist, in combination with pembrolizumab in head and neck squamous cell carcinoma (HNSCC)

Data presented at ESMO 2019 support initiation of phase II/III registrational trial with pembrolizumab in first-line recurrent/metastatic HNSCC

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced GSK3359609, an inducible T cell co-stimulatory (ICOS) agonist antibody designed to selectively enhance T cell function, showed promising anti-tumour activity in combination with pembrolizumab in PD-1/L1 naive patients with head and neck squamous cell carcinoma (HNSCC). Findings from the INDUCE-1 study also suggested GSK3359609 has single agent activity in patients with PD-1/L1 experienced HNSCC.

The safety and tolerability profile of GSK3359609 was consistent with the results reported in the dose escalation phase of INDUCE-1. The data were presented at the European Society for Medical Oncology (ESMO) Congress 2019 in Barcelona, Spain.

Dr. Axel Hoos, Senior Vice President and Head Oncology R&D, said: "Immunotherapies such as GSK3359609 are a critical part of our oncology pipeline and we are encouraged by the INDUCE-1 data demonstrating the potential of this agent to enhance anti-tumour activity beyond what PD-1 blockade alone has demonstrated. The clinical responses observed are encouraging and, based on precedent with CTLA-4 or PD-1, we aim to demonstrate the main effect of our ICOS agonist to be on improving survival for patients, which requires further study. Based on these results, we are initiating the INDUCE-3 registrational trial to investigate the potential survival benefit of GSK3359609 with pembrolizumab in first-line recurrent/metastatic HNSCC for patients who are PD-L1 positive."

The data presented stem from the expansion phase of INDUCE-1, a first-in-human, open-label study investigating GSK3359609 as a monotherapy and in combination with other regimens. Patients in the study had recurrent or metastatic HNSCC and had received up to five prior lines of therapy in the advanced setting. Patients in the monotherapy cohort had previously been treated with PD-1/L1 therapy and received 1 mg/kg GSK3359609. Patients in the combination cohort were naive to PD-1/L1 therapy and received 0.3 mg/kg GSK3359609 and 200 mg pembrolizumab. Patients in both cohorts were evaluated until disease progression or unacceptable toxicity, for up to two years.

In the 34 evaluable patients who received the combination therapy, the overall response rate was 24% (n=8; 95% CI: 11, 58.7). Responses in the combination cohort were durable with all responding patients maintaining benefit for 6 months or longer (median not reached; 95% CI: 4.2 months, NR); the median progression-free survival (PFS) was 5.6 months (95% CI: 2.4, 7.4). Of the 21 patients with known PD-L1 expression data, the majority of responders and patients with stable disease had PD-L1 score below 20. Of the 16 evaluable patients who received monotherapy, the overall response rate was 6% (n=1; 95% CI: 0.2, 30.2).

The INDUCE-1 study was conducted pursuant to an agreement between GSK and Merck & Co, Inc., Kenilworth, N.J., U.S.A. (known as MSD outside the U.S. and Canada). GSK is continuing its relationship with MSD to support the INDUCE-3 phase II/III combination trial to be initiated by the end of 2019.

HNSCC is a cancer that develops from squamous cells in the mucous membranes of the mouth, nose and throat, and is the seventh most common cancer worldwide with approximately 600,000 new cases diagnosed each year.[i] Although HNSCC occurs more frequently in men in their 50s or 60s, the incidence is increasing among younger individuals.[ii] HNSCC tumours are highly immunogenic and have an elevated expression of immune checkpoint modulators, including ICOS and PD-1.[iii]

GSK3359609 Clinical Development Programme
The clinical development programme for GSK3359609 looks to investigate the anti-tumour potential of targeting the ICOS receptor through an agonist antibody alone and in combination with other immune checkpoint therapies for the treatment of a range of tumour types.

GSK3359609 is not currently approved for use anywhere in the world.

GSK in Oncology
GSK is focused on maximising patient survival through transformational medicines. GSK's pipeline is focused on immuno-oncology, cell therapy, cancer epigenetics and synthetic lethality. Our goal is to achieve a sustainable flow of new treatments based on a diversified portfolio of investigational medicines utilising modalities such as small molecules, antibodies, antibody drug conjugates and cells, either alone or in combination.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information, please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
US Media enquiries:	Kristen Neese	+1 (804) 217-8147	(Philadelphia)
Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 2406	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2018.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

[i] Genetics Home Reference. Head and neck squamous cell carcinoma - Genetics Home Reference - NIH. U.S. National Library of Medicine. https://ghr.nlm.nih.gov/condition/head-and-neck-squamous-cell-carcinoma#statistics. Published January 2015. Accessed September 1, 2019.
[ii] National Institute of Health. Head and neck squamous cell carcinoma. U.S. National Library of Medicine. https://ghr.nlm.nih.gov/condition/head-and-neck-squamous-cell-carcinoma#. Published August 20, 2019.
[iii] Canning M, et al. Heterogeneity of the Head and Neck Squamous Cell Carcinoma Immune Landscape and Its Impact on Immunotherapy. Front Cell Dev Biol. 2019; 7: 52.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: September 30, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc